UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Allegion plc

(Name of Issuer)

Ordinary Shares, $0.01 par value per share

(Title of Class of Securities)

G0176J109

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0176J109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY) (ENTITIES ONLY): APG Asset Management US Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,419,482
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,419,482

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,419,482
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.2%*
12	TYPE OF REPORTING PERSON CO, IA

*

Based on 87,844,822 Ordinary Shares outstanding as of October 24, 2022, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2022 filed with the Securities and Exchange Commission on October 27, 2022.

CUSIP No. G0176J109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY) (ENTITIES ONLY): APG Asset Management, N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of the Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,419,482
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,419,482

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,419,482
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.2%*
12	TYPE OF REPORTING PERSON CO

*

Based on 87,844,822 Ordinary Shares outstanding as of October 24, 2022, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2022 filed with the Securities and Exchange Commission on October 27, 2022.

CUSIP No. G0176J109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY) (ENTITIES ONLY): APG Groep, N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of the Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,419,482
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,419,482

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,419,482
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.2%*
12	TYPE OF REPORTING PERSON CO

*

Based on 87,844,822 Ordinary Shares outstanding as of October 24, 2022, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2022 filed with the Securities and Exchange Commission on October 27, 2022.

CUSIP No. G0176J109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY) (ENTITIES ONLY): Stichting Pensioenfonds ABP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of the Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,419,482
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,419,482

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,419,482
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.2%*
12	TYPE OF REPORTING PERSON EP

*

Based on 87,844,822 Ordinary Shares outstanding as of October 24, 2022, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2022 filed with the Securities and Exchange Commission on October 27, 2022.

CUSIP No. G0176J109

AMENDMENT NO. 3 TO SCHEDULE 13G

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Ordinary Shares of the Issuer on October 16, 2020, Amendment No. 1 thereto filed on January 19, 2021 and Amendment No. 2 thereto filed on January 19, 2022 (as so amended, the “Schedule 13G”). Terms defined in the Schedule 13G are used herein as so defined.

The following Item of the Schedule 13G is hereby amended and restated as follows:

ITEM 4.	Ownership:

The information requested in this item is incorporated herein by reference to the cover pages to this Amendment No. 3 to Schedule 13G.

APG Asset Management, N.V. (“APG NL”) is wholly-owned by APG Groep, N.V. (“APG Groep”) and is the investment manager with respect to the securities to which this statement relates. Pursuant to an Investment Management Agreement, APG NL has delegated its investment and voting power with respect to such securities to APG Asset Management US, Inc. (“APG US”), which is its wholly-owned subsidiary. Stichting Pensioenfonds ABP is the majority owner of APG Groep. By virtue of the relationships described above, each of the Reporting Persons may be deemed to share beneficial ownership of the securities to which this statement relates and may be deemed to be a member of a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended). However, each Reporting Person disclaims membership in any such group, and further, each Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

CUSIP No. G0176J109

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 12, 2023

APG ASSET MANAGEMENT US, INC.

By:	/s/ Evan Gordon
Name:	Evan Gordon
Title:	Chief Compliance Officer

APG ASSET MANAGEMENT, N.V.

By:	/s/ Evan Gordon
Name:	Evan Gordon
Title:	Chief Compliance Officer

APG GROEP, N.V.

By:	/s/ Evan Gordon
Name:	Evan Gordon
Title:	Chief Compliance Officer

STICHTING PENSIOENFONDS ABP

By:	/s/ Evan Gordon
Name:	Evan Gordon
Title:	Chief Compliance Officer